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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2009

                           PETROCHINA COMPANY LIMITED

                  9 DONGZHIMEN NORTH STREET, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100007
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to change of principal place of business and contact details.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong
Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

                        (PETROCHINA COMPANY LIMITED LOGO)
                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                                  ANNOUNCEMENT

            CHANGE OF PRINCIPAL PLACE OF BUSINESS AND CONTACT DETAILS

The board of directors of PetroChina Company Limited (the "COMPANY") is pleased to announce that the principal place of business of the Company in the People's Republic of China has recently been moved to 9 Dongzhimen North Street, Dongcheng District, Beijing. The new address and contact details are set out below:

Correspondence address:   9 Dongzhimen North Street, Dongcheng District,
                          Beijing, People's Republic of China
                          (CHINESE CHARACTERS)

Postal code:              100007

General line:             86 (10) 5998 2114

Investors' hotline:       86 (10) 5998 6223

Investors' fax number:    86 (10) 6209 9557

There is no change to the Company's e-mail address and website address.

The Company also intends to change its registered office address to 9 Dongzhimen North Street, Dongcheng District, Beijing, 100007, People's Republic of China. Relevant registration procedures are in progress.

                                          By order of the Board
                                        PETROCHINA COMPANY LIMITED
                                                LI HUAIQI
                                          Secretary to the Board

20 January 2009

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: January 21, 2009                 By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary